                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2006

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA: 2005 ACCOUNTS APPROVED

Consolidated revenues: equal to €180 million (16.4% organic growth)

Consolidated net income: equal to €800 million

TI Media net income: €781.7 million

Dividend payout totalling around €550 million approved

Rozzano, April 10, 2006 - The Telecom Italia Media (Telecom Italia Group) Shareholders’ Meeting, chaired by Riccardo Perissich, met in ordinary session today to examine and to approve the 2005 accounts of Telecom Italia Media and the La7 company (merged into TI Media with effect from January 1, 2006). The accounts were presented by Group CEO Enrico Parazzini.

The 2005 financial year was boosted by transactions conducted under the Telecom Italia Group internet operations restructuring plan, announced to the market on April 4, 2005. Specifically, on June 1, Telecom Italia Media completed its disposal of Virgilio and Tin.it operations to Telecom Italia for a total price of €950 million, and booked a capital gain of €901 million.

Also in June, the company completed a buyback of ordinary and savings shares for an overall outlay of €147.7 million.

Going concerns Elefante TV and Delta TV were acquired during the second half of the year for an overall outlay of €128.5 million; a deal was also reached for the disposal of the Buffetti Group, which was completed in January 2006.

Consolidated revenues amounted to €180 million (€168 million in FY 2004), after posting 16.4% organic growth compared with the preceding year. Operating income was equal to -€130 million (-€93 million in 2004), predominantly as a result of digital terrestrial startup activities (including pay-per-view).

The 2005 financial year closed with consolidated net income of €800.9 million (-€226.3 million in 2004), of which €781.7 million for TI Media SpA. This result allows for the payout of dividends totalling around €550 million. The Shareholders’ Meeting approved the following payout: €0.1643 per ordinary share and €0.1679 per saving share.

Savings shareholder dividends include preferred dividends for the 2003 and 2004 financial years. The company will start paying out dividends on April 27, 2006, ex-coupon on April 24, 2006.

The Shareholders’ Meeting appointed Pier Francesco Saviotti to the Company Board of Directors to replace the outgoing Romano Marniga.

The Shareholders’ Meeting adjusted the consideration paid out to external auditors Reconta Ernst & Young for the 2006 and 2007 financial years to reflect changes in the corporate structure.

Telecom Italia Group Press Office

Telecom Italia Media Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 10th, 2006

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer